UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 000-12477
THE RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING, LIMITED
State Road 31, Kilometer 24.6, Juncos, Puerto Rico 00777
(Full title and address of the plan)
AMGEN INC.
(Name of issuer of the securities held)

One Amgen Center Drive,	91320-1799
Thousand Oaks, California	(Zip Code)
(Address of principal executive offices)

The Retirement and Savings Plan for
Amgen Manufacturing, Limited
Audited Financial Statements
and Supplemental Schedule

Years Ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm
Amgen Manufacturing, Limited, as Named Fiduciary, and the Plan Participants
of The Retirement and Savings Plan for Amgen Manufacturing, Limited
We have audited the accompanying statements of net assets available for benefits of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ ERNST & YOUNG LLP
San Juan, Puerto Rico
June 15, 2015

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Statements of Net Assets Available for Benefits

	December 31
	2014	2013
Assets
Investments at fair value	$319,416,301	$274,900,596
Notes receivable from participants	15,840,310	15,605,826
Other – principally due from broker	178,553	249,318
Total assets	335,435,164	290,755,740
Liabilities
Other – principally due to broker	413,456	214,079
Net assets reflecting investments at fair value	335,021,708	290,541,661
Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	(324,952)	(177,233)
Net assets available for benefits	$334,696,756	$290,364,428
See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2014	2013
Additions to (deductions from) net assets:
Employer contributions	$13,570,545	$13,597,067
Participant contributions	11,743,446	11,169,958
Rollover contributions	137,039	691,456
Interest and dividend income	3,080,258	2,364,435
Net realized/unrealized gains	35,869,647	52,246,722
Interest income on notes receivable from participants	629,149	602,165
Benefits paid	(20,261,911)	(9,087,392)
Investment and administrative fees	(435,845)	(400,589)
Net increase	44,332,328	71,183,822
Net assets available for benefits at beginning of year	290,364,428	219,180,606
Net assets available for benefits at end of year	$334,696,756	$290,364,428
See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements
December 31, 2014
1. Description of the Plan
The following description of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established effective January 1, 2002, most recently amended and restated effective January 1, 2012, and subsequently amended, with the most recent amendment adopted December 2, 2014. The Plan is a defined contribution plan covering substantially all Puerto Rico resident employees of Amgen Manufacturing, Limited (the Company), a wholly owned subsidiary of Amgen Inc. (Amgen). The Plan, as amended and restated, is intended to qualify under Section 1081.01 of the New Puerto Rico Internal Revenue Code (the PR Code) (see Note 5, Income Tax Status) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Subject to certain limitations (as defined in the Plan), participants may elect to contribute up to 30% of their eligible compensation in pre-tax contributions and after-tax contributions or a combination of these types of contributions. A participant’s pre-tax contributions are subject to PR Code and Plan limitations and could not exceed $15,000 in 2014 and 2013. Participants may elect to contribute after-tax contributions beginning January 1 of the year following the year the participant was hired. Participant after-tax contributions are subject to PR Code and Plan limitations and could not exceed $1,500 in 2014 and 2013. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax contributions; such contributions are automatically increased by 1% per year until their contributions reach 10% of their eligible compensation. Participants may elect to adjust, cease or resume their contributions at any time.
Participants who are at least age 50 by the close of the Plan year may also elect to make certain additional pre-tax contributions, referred to as catch-up contributions, that are subject to PR Code and Plan limitations and could not exceed $1,500 in 2014 and 2013. Participants may also contribute pre-tax and after-tax amounts representing distributions from certain other retirement plans qualified in Puerto Rico, referred to as rollover contributions (as defined in the Plan).

Each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make contributions to the Plan, equal to 4% of each participant’s eligible compensation up to a maximum of $10,400 in 2014 and $10,200 in 2013 (Core Contributions). In addition, the Company makes a contribution equal to amounts contributed by the participant as pre-tax contributions, including catch-up contributions, of up to 5% of eligible compensation (Matching Contributions). Matching Contributions could not exceed $13,000 in 2014 and $12,750 in 2013.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

1. Description of the Plan (continued)
 Contributions (continued)
Participants select the investments in which their contributions, including their Core Contributions and Matching Contributions (collectively Company Contributions), are to be invested, electing among various alternatives, including Amgen Inc. common stock (Amgen stock). Participants may direct a maximum of 20% of contributions to be invested in Amgen stock. In addition, participants may transfer amounts among the investment options at any time, subject to certain limitations. Notwithstanding the foregoing, if 20% or more of the value of a participant’s Plan account is invested in Amgen stock, no transfers from other investment options can be made to invest in Amgen stock.
The accounts of participants who had never made an investment election are allocated to investments under a qualified default investment alternative which is intended to be compliant with ERISA regulations. At any time, participants may elect to alter the investments in their accounts made under a qualified default investment alternative.
Vesting
Participants are immediately vested with respect to their contributions, Company Contributions, and earnings and losses (hereafter referred to as “earnings”) thereon.
Participant Accounts
Each participant’s account is credited with: (a) the participant’s contributions, (b) an allocation of Company Contributions and (c) earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Plan Investments
Participants can invest in any of 16 different asset classes (14 asset classes prior to July 1, 2013) as well as Amgen stock or may actively manage their account under a self-directed brokerage arrangement in which a wider array of investment options are available. The value of an investment in an asset class is determined by its underlying investment vehicles which may include one or more of the following: mutual funds, collective trust funds and portfolios which are separately managed exclusively for the benefit of Plan participants and their beneficiaries (separately managed portfolios). The separately managed portfolios are primarily composed of investments in publicly traded common and preferred stocks. The asset classes are designed to provide participants with choices among a variety of investment objectives.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

1. Description of the Plan (continued)
Payments of Benefits
Subject to Plan limitations, upon termination of employment, including termination due to disability (as defined in the Plan) or retirement, a participant may elect to receive an amount equal to the entire value of his or her account balance in (a) a single payment in cash, (b) a single distribution in full shares of Amgen stock (with any fractional shares paid in cash), (c) a single distribution paid in a combination of cash and full shares of Amgen stock, or (d) a rollover distribution to an eligible retirement plan. Effective January 1, 2015, a participant may also elect to receive a partial distribution of his or her account balance no more than once per year.
If a participant dies before receiving the value of his or her account balance, the participant’s named beneficiary may elect to receive the distribution of remaining funds from among the alternatives described above, subject to certain Plan limitations.
Subsequent to termination of employment, participants may also elect to maintain their account balance in the Plan, provided that their account balance is greater than $1,000.
Certain restrictions apply to withdrawals from the Plan while a participant continues to be employed by the Company.
Notes Receivable from Participants
Subject to certain restrictions, a participant can have up to two loans outstanding at any one time from his or her Plan account with a combined maximum loan amount which may not exceed the lesser of (a) 50% of the participant’s account balance or (b) $50,000 less certain adjustments, as applicable (as defined in the Plan). A participant’s loan is secured by his or her Plan account balance. Loans made prior to January 1, 2006 bear interest at fixed rates based on the average borrowing rates of certain major banks. Loans made on or after January 1, 2006 bear interest at fixed rates which, until changed by the Company, are based on the prime rate plus one percentage point as published in The Wall Street Journal determined as of the last day of the calendar quarter preceding origination or such other rate as may be required by law. Loans are generally payable in installments over periods ranging from one to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to 20 years. Principal and interest payments are allocated to the participant’s account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would receive distributions of their account balances.
Trustee
Banco Popular de Puerto Rico is the Plan’s trustee.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
Fair Value Measurement
The investments of the Plan are reported at fair value. Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date (see Note 3, Fair Value Measurements).
Investment Income and Losses
Dividend income is recognized on the ex-dividend date and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning of the year (or date purchased if acquired during the Plan year) and the end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.
Fully Benefit-Responsive Investment Contracts
The Plan holds units of collective trust funds that have investments in fully benefit-responsive investment contracts. Such contracts held directly or indirectly by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate qualified transactions related to these investments. The Statements of Net Assets Available for Benefits present these contracts at fair value with an adjustment to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
Notes Receivable from Participants
Notes receivable from participants are carried at their unpaid balance plus accrued but unpaid interest, as applicable.
Due from/to Brokers
Purchases and sales of investments are recorded on a trade-date basis. Amounts due from brokers and due to brokers arise from unsettled sale and purchase transactions as of December 31, 2014 and 2013.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
Recent Accounting Pronouncements
In May 2015, a new accounting standard was issued that will remove certain disclosure requirements, including categorization within the fair value hierarchy, for investments that are measured at fair value using the net asset value per share provided by the fund manager as a practical expedient, such as the Plan's investments in collective trust funds. This new standard will be effective beginning in 2016, and it is required to be adopted retrospectively, with early adoption permitted. Adoption of this new standard is not expected to have a material impact on the Plan's financial statements.

3. Fair Value Measurements
The Plan uses various valuation approaches in determining the fair value of investments within a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the investment based on market data obtained from independent sources. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the investment and are developed based on the best information available in the circumstances. The fair value hierarchy is divided into three levels based on the source of inputs as follows:
Level 1 – Valuations based on unadjusted quoted prices in active markets for identical investments that the Plan has the ability to access;
Level 2 – Valuations for which all significant inputs are observable, either directly or indirectly, other than level 1 inputs;
Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
The availability of observable inputs can vary among the various types of investments. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used for measuring fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level of input used that is significant to the overall fair value measurement.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)
The following fair value hierarchy table presents information about each major class/category of the Plan’s investments measured at fair value:

	Fair value measurements at December 31, 2014 using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$74,031,326	$—	$—	$74,031,326
Cash and cash equivalents	339,433	—	—	339,433
Common and preferred stocks:
Large cap growth	27,153,983	—	—	27,153,983
Large cap value	12,498,511	—	—	12,498,511
Small-mid cap growth	1,682,738	—	—	1,682,738
Small-mid cap value	25,261,710	147,384	—	25,409,094
Other	816,252	—	—	816,252
Mutual funds:
Emerging markets equity	1,673,613	—	—	1,673,613
Fixed income	3,030,910	—	—	3,030,910
High yield debt	3,027,974	—	—	3,027,974
International growth	4,562,121	—	—	4,562,121
International value	12,054,288	—	—	12,054,288
Real estate investment trust index	6,485,223	—	—	6,485,223
Small-mid cap growth	1,703,787	—	—	1,703,787
Collective trust funds:
Capital preservation	—	23,535,819	—	23,535,819
Emerging markets equity	—	3,806,576	—	3,806,576
Fixed income	—	18,623,341	—	18,623,341
Fixed income index	—	1,480,699	—	1,480,699
Inflation indexed debt	—	2,210,395	—	2,210,395
International growth	—	5,236,017	—	5,236,017
International index	—	5,602,448	—	5,602,448
International value	—	882,897	—	882,897
Large cap growth	—	1,418,180	—	1,418,180
Large cap index	—	59,527,755	—	59,527,755
Large cap value	—	983,280	—	983,280
Short term investments	—	4,458,838	—	4,458,838
Small-mid cap growth	—	206,510	—	206,510
Small-mid cap index	—	14,466,451	—	14,466,451
Small-mid cap value	—	2,507,842	—	2,507,842
	$174,321,869	$145,094,432	$—	$319,416,301

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

	Fair value measurements at December 31, 2013 using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$54,032,973	$—	$—	$54,032,973
Cash and cash equivalents	261,284	—	—	261,284
Common and preferred stocks:
Large cap growth	23,690,533	—	—	23,690,533
Large cap value	9,304,001	—	—	9,304,001
Small-mid cap growth	1,766,219	—	—	1,766,219
Small-mid cap value	22,678,407	—	—	22,678,407
Other	832,271	—	—	832,271
Mutual funds:
Emerging markets equity	1,734,759	—	—	1,734,759
Fixed income	6,418,886	—	—	6,418,886
High yield debt	4,663,790	—	—	4,663,790
International growth	4,933,253	—	—	4,933,253
International value	13,581,116	—	—	13,581,116
Real estate investment trust index	5,079,653	—	—	5,079,653
Small-mid cap growth	1,666,558	—	—	1,666,558
Collective trust funds:
Capital preservation	—	22,331,310	—	22,331,310
Emerging markets equity	—	3,881,576	—	3,881,576
Fixed income	—	7,614,515	—	7,614,515
Fixed income index	—	3,113,934	—	3,113,934
Inflation indexed debt	—	1,774,200	—	1,774,200
International growth	—	5,751,246	—	5,751,246
International index	—	1,391,893	—	1,391,893
International value	—	904,908	—	904,908
Large cap growth	—	1,769,683	—	1,769,683
Large cap index	—	54,109,878	—	54,109,878
Large cap value	—	583,305	—	583,305
Short term investments	—	3,306,339	—	3,306,339
Small-mid cap growth	—	278,605	—	278,605
Small-mid cap index	—	16,157,311	—	16,157,311
Small-mid cap value	—	1,288,190	—	1,288,190
	$150,643,703	$124,256,893	$—	$274,900,596

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)
The fair value of common stocks (including Amgen stock), preferred stocks and mutual funds are valued using quoted market prices in active markets with no valuation adjustment.
Collective trust funds represent interests in pooled investment vehicles designed typically for collective investment of employee benefit trusts. The fair values of these investments are determined by reference to the net asset value per unit provided by the fund managers. The unit values are based on the fair values of the trusts’ underlying assets, which are principally equity and fixed income securities and short-term investments. The investment strategies of the Plan’s collective trust funds vary generally based on the investment objectives of the asset class of which they are a part. Such investment strategies include investments in fixed income securities and investments in equity securities in domestic and international markets for growth and value objectives as well as to replicate market indexes and to invest in emerging markets. The only redemption restriction with respect to these investments is on the Wells Fargo Stable Return Fund G, which requires a one-year notice to be given in the event of complete liquidation.
4. Investments
The fair values of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2014 and 2013, were as follows:

	December 31
	2014	2013
Amgen stock	$74,031,326	$54,032,973
Northern Trust Collective S&P 500 Index Fund – Non Lending – Collective trust fund	59,527,755	54,109,878
Wells Fargo Stable Return Fund G – Collective trust fund	23,535,819	22,331,310
Northern Trust Collective Extended Equity Market Index Fund – Non Lending – Collective trust fund	*	16,157,311
*Investment balance was less than 5% of the Plan's net assets.
 During the years ended December 31, 2014 and 2013, net realized and unrealized gains/(losses) on the Plan’s investments were as follows:

	Year Ended December 31
	2014	2013
Amgen stock	$21,873,758	$13,117,987
Common and preferred stocks	3,713,020	16,113,118
Mutual funds	755,540	3,579,902
Collective trust funds	9,539,344	19,450,480
Other	(12,015)	(14,765)
	$35,869,647	$52,246,722

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

5. Income Tax Status
The Plan received a determination letter from the Puerto Rico Treasury Department (PRTD) dated June 22, 2007, with an effective date of January 1, 2006 stating that the Plan is qualified, in form, under Section 1165 of the Puerto Rico Internal Revenue Code of 1994, as amended (the 1994 PR Code) and therefore, the related trust forming part of the Plan is exempt from taxation. The 1994 PR Code was repealed and the Puerto Rico Internal Revenue Code of 2011, as amended (the PR Code), was adopted and became effective for taxable years starting after December 31, 2010. The PR Code amended several rules related to the qualification of pension plans and required that the Plan be amended in order to comply with those requirements. The deadline for compliance was extended by the PRTD to coincide with the sponsoring employer's due date for filing its 2013 corporate tax return (generally April 15, 2014 for calendar year filers) (the Compliance Deadline). The PR Code also required that the Plan be submitted to the PRTD in order to obtain a new determination letter issued by the PRTD to maintain the Plan’s qualified status. The request of a new determination letter must have been submitted to the PRTD in accordance with the Compliance Deadline. On April 4, 2014, the Company timely requested a determination letter from the PRTD in order to comply with the rules provided by the PR Code. The Company is awaiting a response from the PRTD regarding its submission.
For taxable years 2013 and 2014, the Company believes the Plan satisfied, and operated in compliance with, the applicable requirements of the PR Code. The Company therefore believes that the Plan is qualified and the related trust is tax exempt.
GAAP requires the Company to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination. As of December 31, 2014, no uncertain tax positions have been taken or are expected to be taken, and no amounts related to uncertain tax positions have been recorded in the Plan’s financial statements. The Plan is subject to audits by the PRTD, however there are currently no audits for any periods in progress. The Company believes the Plan is no longer subject to PRTD examinations with respect to annual reports for years prior to 2010.
6. Services Provided by the Company
During 2014 and 2013, the Company paid trustee fees and certain other administrative costs on behalf of the Plan.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to Form 5500
The reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013, consisted of the following:

	December 31
	2014	2013
Net assets available for benefits per the financial statements	$334,696,756	$290,364,428
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	324,952	177,233
Amounts allocated to withdrawing participants	(135,314)	(1,000)
Deemed loans	(205,341)	(244,834)
Net assets per the Form 5500	$334,681,053	$290,295,827
For the year ended December 31, 2014, the following is a reconciliation of the net investment income per the financial statements to the Form 5500:

Year Ended December 31 2014
Interest and dividend income	$3,080,258
Net realized/unrealized gains	35,869,647
Total net investment income per the financial statements	38,949,905
Adjustment from fair value to contract value for interest in collective trust funds relating to fully benefit-responsive investment contracts:
Less prior year adjustment	(177,233)
Add current year adjustment	324,952
Total net investment income per the Form 5500	$39,097,624
For the year ended December 31, 2014, the following is a reconciliation of distributions per the financial statements to the Form 5500:

Year Ended December 31 2014
Benefits paid	$(20,261,911)
Investment and administrative fees	(435,845)
Total distributions per the financial statements	(20,697,756)
Add prior year amounts allocated to withdrawing participants	1,000
Less current year amounts allocated to withdrawing participants	(135,314)
Add prior year deemed loan balance	244,834
Less current year deemed loan balance	(205,341)
Total distributions per the Form 5500	$(20,792,577)

Supplemental Schedule
The Retirement and Savings Plan for Amgen Manufacturing, Limited
EIN: 98-0210484 Plan: #001
December 31, 2014
Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Identity of Issue	Description of Investment	Current Value

Amgen stock*	Employer Securities 464,758 shares		$74,031,326

Capital Preservation Asset Class:
Wells Fargo Stable Return Fund G*	Collective Trust Fund 449,107 units	$23,535,819
NT Collective Short Term Investment Fund*	Collective Trust Fund 1,672,299 units	1,672,299
Total Capital Preservation Asset Class			25,208,118

Emerging Markets Equity Asset Class:
JP Morgan Emerging Markets Equity Focus Fund*	Collective Trust Fund 103,250 units	1,777,959
Blackrock FTSE RAFI Emerging Index Non Lendable Fund F*	Collective Trust Fund 170,311 units	1,716,603
Artisan Emerging Markets/Ins	Mutual Fund 140,758 shares	1,673,613
NT Collective Emerging Markets Fund - Non Lending*	Collective Trust Fund 2,091 units	312,013
Total Emerging Markets Equity Asset Class			5,480,188

Fixed Income Asset Class:
NT Collective Aggregate Bond Index Fund - Non Lending*	Collective Trust Fund 75,989 units	9,998,604
JP Morgan Core Bond Fund*	Collective Trust Fund 504,371 units	8,624,738
Total Fixed Income Asset Class			18,623,342

Fixed Income Index Asset Class:
NT Collective Aggregate Bond Index Fund - Non Lending*	Collective Trust Fund 11,253 units	1,480,699
Total Fixed Income Index Asset Class			1,480,699

High Yield Asset Class:
Mainstay High Yield Corporate Bond Fund	Mutual Fund 526,604 shares	3,027,974
Blackrock High Yield Bond Fund Class A	Mutual Fund 384,633 shares	3,030,910
NT Collective Short Term Investment Fund*	Collective Trust Fund 334,839 units	334,839
Total High Yield Asset Class			6,393,723

Inflation Protection Asset Class:
NT Collective Treasury Inflation-Protected Securities Index Fund - Non Lending*	Collective Trust Fund 16,618 units	2,210,395
Total Inflation Protection Asset Class			2,210,395

International Growth Asset Class:
Artisan International Fund*	Collective Trust Fund 226,972 units	4,705,138
MFS Institutional International Equity Fund	Mutual Fund 218,179 shares	4,562,121
NT Collective EAFE Index Fund - Non Lending*	Collective Trust Fund 2,059 units	530,879
NT Collective Short Term Investment Fund*	Collective Trust Fund 520 units	520
Total International Growth Asset Class			9,798,658

International Index Asset Class:
NT Collective All Country World Index (ACWI) Ex-US Fund - Non Lending*	Collective Trust Fund 44,404 units	5,602,448
Total International Index Asset Class			5,602,448

International Value Asset Class:
Dodge & Cox International Fund	Mutual Fund 286,257 shares	12,054,288
NT Collective EAFE Index Fund - Non Lending*	Collective Trust Fund 3,425 units	882,897
Total International Value Asset Class			12,937,185

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value

Large Cap Growth Asset Class:
Visa Inc. Class A	Common and Preferred Stock 6,102 shares	1,599,944
NT Collective Russell 1000 Growth Index Fund - Non Lending*	Collective Trust Fund 5,066 units	1,418,180
Monsanto Company	Common and Preferred Stock 5,730 shares	684,563
salesforce.com, inc.	Common and Preferred Stock 11,397 shares	675,956
NT Collective Short Term Investment Fund*	Collective Trust Fund 674,372 units	674,372
Regeneron Pharmaceuticals, Inc.	Common and Preferred Stock 1,635 shares	670,759
Cerner Corporation	Common and Preferred Stock 10,310 shares	666,645
The Priceline Group Inc.	Common and Preferred Stock 575 shares	655,621
Nike, Inc. Class B	Common and Preferred Stock 6,796 shares	653,435
Schlumberger Limited	Common and Preferred Stock 7,630 shares	651,678
Facebook, Inc.	Common and Preferred Stock 8,150 shares	635,863
Whole Foods Market, Inc.	Common and Preferred Stock 11,970 shares	603,527
Biogen Idec Inc.	Common and Preferred Stock 1,699 shares	576,726
Linkedin Corporation Class A	Common and Preferred Stock 2,490 shares	571,978
Chipotle Mexican Grill, Inc.	Common and Preferred Stock 819 shares	560,613
Google Inc. Class C	Common and Preferred Stock 1,045 shares	550,088
Apple Inc.	Common and Preferred Stock 4,900 shares	540,862
Lowes Companies, Inc.	Common and Preferred Stock 7,630 shares	524,944
Starbucks Corporation	Common and Preferred Stock 6,200 shares	508,711
Google Inc. Class A	Common and Preferred Stock 794 shares	421,344
Walt Disney Company	Common and Preferred Stock 4,400 shares	414,436
Automatic Data Processing, Inc.	Common and Preferred Stock 4,930 shares	411,014
Alibaba Group Holding Limited	Common and Preferred Stock 3,900 shares	405,366
Baidu, Inc.	Common and Preferred Stock 1,715 shares	390,969
American Express Company	Common and Preferred Stock 4,200 shares	390,768
Equinix, Inc.	Common and Preferred Stock 1,622 shares	367,756
Gilead Sciences, Inc.	Common and Preferred Stock 3,885 shares	366,200
State Street Corporation	Common and Preferred Stock 4,570 shares	358,745
PPG Industries, Inc.	Common and Preferred Stock 1,515 shares	350,192
Amazon.com, Inc.	Common and Preferred Stock 1,120 shares	347,592
Alexion Pharmaceuticals, Inc.	Common and Preferred Stock 1,863 shares	344,711
Colgate-Palmolive Company	Common and Preferred Stock 4,960 shares	343,182
SAP SE	Common and Preferred Stock 4,770 shares	332,231
Sanofi-Aventis	Common and Preferred Stock 7,010 shares	319,726
Aon Corporation	Common and Preferred Stock 3,330 shares	315,784
Splunk Inc.	Common and Preferred Stock 5,150 shares	303,593
Ecolab Inc.	Common and Preferred Stock 2,850 shares	297,882
Fastenal Company	Common and Preferred Stock 6,060 shares	288,214
ARM Holdings plc	Common and Preferred Stock 5,775 shares	267,383
The Charles Schwab Corporation	Common and Preferred Stock 8,700 shares	262,653
HCA Holdings, Inc.	Common and Preferred Stock 3,550 shares	260,535
The Hershey Company	Common and Preferred Stock 2,500 shares	259,825
Mastercard Inc. Class A	Common and Preferred Stock 3,013 shares	259,600
McKesson Corporation	Common and Preferred Stock 1,235 shares	256,361
Las Vegas Sands Corporation	Common and Preferred Stock 4,375 shares	254,450
Twenty-First Century Fox, Inc. Class A	Common and Preferred Stock 6,550 shares	251,553
Perrigo Company Limited	Common and Preferred Stock 1,490 shares	249,068
ASML Holding N. V.	Common and Preferred Stock 2,300 shares	248,009
Red Hat, Inc.	Common and Preferred Stock 3,530 shares	244,064
Morgan Stanley	Common and Preferred Stock 6,200 shares	240,560
Delta Air Lines, Inc.	Common and Preferred Stock 4,800 shares	236,112
Biomarin Pharmaceutical Inc.	Common and Preferred Stock 2,600 shares	235,040
United Continental Holdings Company	Common and Preferred Stock 3,440 shares	230,102
National Oilwell Varco, Inc.	Common and Preferred Stock 3,200 shares	209,696
Discover Financial Services	Common and Preferred Stock 3,200 shares	209,568

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
athenahealth, Inc.	Common and Preferred Stock 1,400 shares	203,980
Qualcomm Inc.	Common and Preferred Stock 2,710 shares	201,434
Actavis plc	Common and Preferred Stock 782 shares	201,295
Adobe Systems Inc.	Common and Preferred Stock 2,725 shares	198,108
FMC Technologies, Inc.	Common and Preferred Stock 4,100 shares	192,044
Bristol-Myers Squibb Company	Common and Preferred Stock 3,145 shares	185,649
Mondelez International, Inc.	Common and Preferred Stock 4,956 shares	180,027
Southwestern Energy	Common and Preferred Stock 6,500 shares	177,385
Royal Carribbean Cruises Limited	Common and Preferred Stock 2,150 shares	177,225
Ulta Salon, Cosmetics & Fragrance, Inc.	Common and Preferred Stock 1,379 shares	176,291
Canadian Pacific Railway Limited Company	Common and Preferred Stock 900 shares	173,421
Lam Resh Corporation	Common and Preferred Stock 2,000 shares	158,680
NXP Semiconductors N.V.	Common and Preferred Stock 2,000 shares	152,800
L Brands, Inc.	Common and Preferred Stock 1,627 shares	140,817
FleetCor Technologies, Inc.	Common and Preferred Stock 903 shares	134,285
Capital One Financial Corporation	Common and Preferred Stock 1,550 shares	127,953
Western Digital Corporation	Common and Preferred Stock 1,148 shares	127,084
LyondellBasell Industries N.V.	Common and Preferred Stock 1,600 shares	127,024
Target Corporation	Common and Preferred Stock 1,550 shares	117,661
Pioneer Natural Resources Company	Common and Preferred Stock 768 shares	114,317
Kohl's Corporation	Common and Preferred Stock 1,850 shares	112,924
ServiceNow, Inc.	Common and Preferred Stock 1,636 shares	111,003
Under Armour, Inc. Class A	Common and Preferred Stock 1,596 shares	108,368
The Estee Lauder Companies Inc. Class A	Common and Preferred Stock 1,404 shares	106,985
Alcoa Inc.	Common and Preferred Stock 6,717 shares	106,061
Workday, Inc.	Common and Preferred Stock 1,216 shares	99,238
Constellation Brands, Inc.	Common and Preferred Stock 1,000 shares	98,170
Tiffany & Co.	Common and Preferred Stock 898 shares	95,960
Illumina, Inc.	Common and Preferred Stock 512 shares	94,505
Intuitive Surgical, Inc.	Common and Preferred Stock 173 shares	91,507
Garmin Corporation	Common and Preferred Stock 1,600 shares	84,528
McGraw Hill Financial, Inc.	Common and Preferred Stock 942 shares	83,819
Tableau Software, Inc.	Common and Preferred Stock 850 shares	72,046
Celgene Corporation	Common and Preferred Stock 594 shares	66,445
LendingClub Corporation	Common and Preferred Stock 2,625 shares	66,413
United States Steel Corporation	Common and Preferred Stock 2,450 shares	65,513
Edwards Lifesciences Corporation	Common and Preferred Stock 500 shares	63,690
lululemon athletica, inc.	Common and Preferred Stock 800 shares	44,632
Brookdale Senior Living Inc.	Common and Preferred Stock 1,050 shares	38,504
Total Large Cap Growth Asset Class			29,246,540

Large Cap Index Asset Class:
NT Collective S&P 500 Index Fund – Non Lending*	Collective Trust Fund 8,989 units	59,527,755
Total Large Cap Index Asset Class			59,527,755

Large Cap Value Asset Class:
NT Collective Russell 1000 Value Index Fund - Non Lending*	Collective Trust Fund 3,499 units	983,280
Wells Fargo & Company*	Common and Preferred Stock 7,142 shares	391,518
Microsoft Corporation	Common and Preferred Stock 8,014 shares	372,250
NT Collective Short Term Investment Fund*	Collective Trust Fund 340,033 units	340,033
Bank of America Corporation*	Common and Preferred Stock 17,964 shares	321,376
Hewlett-Packard Company	Common and Preferred Stock 6,700 shares	268,871
Comcast Corporation Class A	Common and Preferred Stock 4,609 shares	267,368
JP Morgan Chase & Company*	Common and Preferred Stock 4,210 shares	263,462
Capital One Financial Corporation	Common and Preferred Stock 3,050 shares	251,778
Symantec Corporation	Common and Preferred Stock 9,571 shares	245,545
Pfizer Inc.	Common and Preferred Stock 7,693 shares	239,637

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Sanofi-Aventis	Common and Preferred Stock 5,195 shares	236,944
UnitedHealth Group Inc.	Common and Preferred Stock 2,273 shares	229,778
Merck & Co., Inc.	Common and Preferred Stock 3,840 shares	218,074
Novartis AG	Common and Preferred Stock 2,250 shares	208,485
Chevron Corporation	Common and Preferred Stock 1,850 shares	207,533
Time Warner Inc.	Common and Preferred Stock 2,400 shares	205,008
Schlumberger Limited	Common and Preferred Stock 2,373 shares	202,678
The Charles Schwab Corporation	Common and Preferred Stock 6,050 shares	182,650
Time Warner Cable Inc.	Common and Preferred Stock 1,200 shares	182,472
Bank of New York Mellon Corporation	Common and Preferred Stock 4,300 shares	174,451
FedEx Corporation	Common and Preferred Stock 1,000 shares	173,660
MetLife, Inc.*	Common and Preferred Stock 3,207 shares	173,467
Wal-Mart Stores, Inc.	Common and Preferred Stock 2,000 shares	171,760
Express Scripts Holding Company	Common and Preferred Stock 1,979 shares	167,562
EMC Corporation	Common and Preferred Stock 5,493 shares	163,362
The Goldman Sachs Group, Inc.	Common and Preferred Stock 800 shares	155,064
Roche Holdings Ltd	Common and Preferred Stock 4,550 shares	154,655
Cisco Systems, Inc.	Common and Preferred Stock 5,175 shares	143,943
Liberty Interactive Corporation	Common and Preferred Stock 4,788 shares	142,747
National Oilwell Varco, Inc.	Common and Preferred Stock 1,961 shares	128,505
Citigroup Inc.	Common and Preferred Stock 2,324 shares	125,752
Apache Corporation	Common and Preferred Stock 2,000 shares	125,340
Twenty-First Century Fox, Inc. Class A	Common and Preferred Stock 3,150 shares	120,976
State Street Corporation	Common and Preferred Stock 1,446 shares	113,511
Eli Lilly & Company	Common and Preferred Stock 1,607 shares	110,867
Northrop Grumman Corporation	Common and Preferred Stock 703 shares	103,615
Fifth Third Bancorp	Common and Preferred Stock 5,004 shares	101,957
AOL Inc.	Common and Preferred Stock 2,160 shares	99,727
American International Group, Inc.	Common and Preferred Stock 1,777 shares	99,530
Sealed Air Corporation	Common and Preferred Stock 2,338 shares	99,201
Covidien plc	Common and Preferred Stock 947 shares	96,859
eBay Inc.	Common and Preferred Stock 1,700 shares	95,404
TE Connectivity Limited	Common and Preferred Stock 1,500 shares	94,875
Illinois Tool Works Inc.	Common and Preferred Stock 999 shares	94,605
E. I. du Pont de Nemours and Company	Common and Preferred Stock 1,278 shares	94,495
Ameriprise Financial, Inc.	Common and Preferred Stock 714 shares	94,427
Discover Financial Services	Common and Preferred Stock 1,435 shares	93,978
Omnicom Group Inc.	Common and Preferred Stock 1,212 shares	93,894
Norfolk Southern Corporation	Common and Preferred Stock 832 shares	91,196
Target Corporation	Common and Preferred Stock 1,200 shares	91,092
PNC Financial Services Group	Common and Preferred Stock 992 shares	90,500
Unum Group	Common and Preferred Stock 2,557 shares	89,188
Honeywell International Inc.	Common and Preferred Stock 873 shares	87,230
NetApp, Inc.	Common and Preferred Stock 2,100 shares	87,045
Fidelity National Financial, Inc.	Common and Preferred Stock 2,525 shares	86,986
Eaton Corporation plc	Common and Preferred Stock 1,241 shares	84,338
Lowes Companies, Inc.	Common and Preferred Stock 1,223 shares	84,142
Baker Hughes Inc. 7.5% Due 11/15/2018	Common and Preferred Stock 1,500 shares	84,105
Motorola Solutions, Inc.	Common and Preferred Stock 1,245 shares	83,515
Corning Inc.	Common and Preferred Stock 3,600 shares	82,548
Mondelez International, Inc.	Common and Preferred Stock 2,259 shares	82,058
Verizon Communications Inc.	Common and Preferred Stock 1,728 shares	80,836
Teva Pharmaceuticals Industries	Common and Preferred Stock 1,398 shares	80,399
Weyerhaeuser Company	Common and Preferred Stock 2,235 shares	80,214
Royal Dutch Shell PLC	Common and Preferred Stock 1,186 shares	79,403
Google Inc. Class C	Common and Preferred Stock 150 shares	78,960
Marathon Oil Corporation	Common and Preferred Stock 2,784 shares	78,759

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
General Motors Company	Common and Preferred Stock 2,252 shares	78,617
Viacom Inc. Class B	Common and Preferred Stock 1,039 shares	78,185
CVS Caremark Corporation	Common and Preferred Stock 806 shares	77,626
Vulcan Materials Company	Common and Preferred Stock 1,174 shares	77,167
PepsiCo, Inc.	Common and Preferred Stock 808 shares	76,404
Philip Morris International Inc.	Common and Preferred Stock 919 shares	74,853
BB&T Corporation	Common and Preferred Stock 1,900 shares	73,891
Travelers Companies, Inc.	Common and Preferred Stock 679 shares	71,872
NextEra Energy, Inc.	Common and Preferred Stock 672 shares	71,427
Vodafone Group PLC	Common and Preferred Stock 2,060 shares	70,390
Legg Mason, Inc.	Common and Preferred Stock 1,311 shares	69,968
Liberty Global PLC	Common and Preferred Stock 1,363 shares	68,429
Calpine Corporation	Common and Preferred Stock 3,086 shares	68,293
Noble Energy, Inc.	Common and Preferred Stock 1,416 shares	67,161
Procter & Gamble Company	Common and Preferred Stock 1,261 shares	67,136
Bristol-Myers Squibb Company	Common and Preferred Stock 1,103 shares	65,110
Apple Inc.	Common and Preferred Stock 589 shares	65,014
Ingersoll-Rand plc	Common and Preferred Stock 1,016 shares	64,404
Tyco International, Ltd.	Common and Preferred Stock 1,450 shares	63,597
HCA Holdings, Inc.	Common and Preferred Stock 864 shares	63,409
Actavis plc	Common and Preferred Stock 243 shares	62,551
General Electric Company	Common and Preferred Stock 2,450 shares	61,912
Cigna Corporation	Common and Preferred Stock 600 shares	61,746
Hess Corporation LLC	Common and Preferred Stock 827 shares	61,049
Synopsys, Inc.	Common and Preferred Stock 1,400 shares	60,858
Valero Energy Corporation	Common and Preferred Stock 1,213 shares	60,044
Celanese Corporation	Common and Preferred Stock 1,000 shares	59,960
Family Dollar Stores, Inc.	Common and Preferred Stock 740 shares	58,615
Deere & Company	Common and Preferred Stock 629 shares	55,648
Maxim Integrated Products, Inc.	Common and Preferred Stock 1,700 shares	54,179
AutoNation, Inc.	Common and Preferred Stock 884 shares	53,402
Google Inc. Class A	Common and Preferred Stock 100 shares	53,066
Danaher Corporation	Common and Preferred Stock 600 shares	51,426
Glaxosmithkline PLC	Common and Preferred Stock 1,200 shares	51,288
Dish Network Corporation Class A	Common and Preferred Stock 700 shares	51,023
Aegon N.V.	Common and Preferred Stock 6,500 shares	48,750
SunTrust Banks, Inc.	Common and Preferred Stock 1,100 shares	46,090
Knowles Corporation	Common and Preferred Stock 1,890 shares	44,510
Medtronic, Inc.	Common and Preferred Stock 600 shares	43,320
Coach, Inc.	Common and Preferred Stock 1,100 shares	41,316
Juniper Networks, Inc.	Common and Preferred Stock 1,800 shares	40,176
Terex Corporation	Common and Preferred Stock 1,440 shares	40,147
The ADT Corporation	Common and Preferred Stock 1,000 shares	36,230
CarMax, Inc.	Common and Preferred Stock 500 shares	33,290
Weatherford International Ltd.	Common and Preferred Stock 2,700 shares	30,915
Koninklijke Philips NV	Common and Preferred Stock 900 shares	26,100
Sprint Corporation	Common and Preferred Stock 6,224 shares	25,830
Cobalt International Energy, Inc.	Common and Preferred Stock 2,308 shares	20,518
Cadence Design Systems, Inc.	Common and Preferred Stock 1,000 shares	18,970
Time Inc.	Common and Preferred Stock 575 shares	14,151
News Corporation Class A	Common and Preferred Stock 500 shares	7,845
Now Inc.	Common and Preferred Stock 175 shares	4,503
Total Large Cap Value Asset Class			13,821,824

Participant Self-Directed Accounts			987,650

Real Estate Investment Trust (REIT) Asset Class:

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Vanguard Specialized Portfolios REIT Index Fund Institutional Class	Mutual Fund 358,227 shares	6,485,223
NT Collective Short Term Investment Fund*	Collective Trust Fund 407,243 units	407,243
Total Real Estate Investment Trust (REIT) Asset Class			6,892,466

Small-Mid Cap Growth Asset Class:
Wasatch Small Cap Growth Fund	Mutual Fund 34,729 shares	1,703,787
NT Collective Russell 2000 Growth Index Fund - Non Lending*	Collective Trust Fund 808 units	206,510
Signet Jewelers Limited	Common and Preferred Stock 376 shares	49,473
Harman International Industries, Inc.	Common and Preferred Stock 448 shares	47,806
ServiceNow, Inc.	Common and Preferred Stock 697 shares	47,291
Robert Half International, Inc.	Common and Preferred Stock 776 shares	45,303
F5 Networks, Inc.	Common and Preferred Stock 298 shares	38,879
XPO Logistics, Inc.	Common and Preferred Stock 889 shares	36,342
Medivation, Inc.	Common and Preferred Stock 340 shares	33,867
Ulta Salon, Cosmetics & Fragrance, Inc.	Common and Preferred Stock 264 shares	33,750
Global Payments Inc.	Common and Preferred Stock 410 shares	33,099
Deckers Outdoor Corporation	Common and Preferred Stock 358 shares	32,592
Norwegian Cruise Line Holdings Limited	Common and Preferred Stock 684 shares	31,984
Middleby Corporation	Common and Preferred Stock 311 shares	30,820
G-III Apparel Group Limited	Common and Preferred Stock 303 shares	30,606
Proofpoint, Inc.	Common and Preferred Stock 623 shares	30,047
Verifone Systems, Inc.	Common and Preferred Stock 763 shares	28,384
Radian Group Inc.	Common and Preferred Stock 1,670 shares	27,922
Fortinet, Inc.	Common and Preferred Stock 908 shares	27,839
Signature Bank of New York	Common and Preferred Stock 211 shares	26,578
Autodesk, Inc.	Common and Preferred Stock 436 shares	26,186
Rackspace Hosting, Inc.	Common and Preferred Stock 547 shares	25,605
Energizer Holdings, Inc.	Common and Preferred Stock 195 shares	25,069
Under Armour, Inc. Class A	Common and Preferred Stock 359 shares	24,376
Hanesbrands Inc.	Common and Preferred Stock 217 shares	24,222
Alnylam Pharmaceuticals, Inc.	Common and Preferred Stock 248 shares	24,056
Cintas Corporation	Common and Preferred Stock 303 shares	23,767
lululemon athletica, inc.	Common and Preferred Stock 410 shares	22,874
Fiesta Restaurant Group, Inc.	Common and Preferred Stock 376 shares	22,861
Comscore, Inc.	Common and Preferred Stock 482 shares	22,379
Faro Technologies, Inc.	Common and Preferred Stock 353 shares	22,126
Vulcan Materials Company	Common and Preferred Stock 327 shares	21,494
The WhiteWave Foods Company Class A	Common and Preferred Stock 586 shares	20,504
Palo Alto Networks, Inc.	Common and Preferred Stock 166 shares	20,347
Dexcom, Inc.	Common and Preferred Stock 366 shares	20,148
Lennar Corporation	Common and Preferred Stock 446 shares	19,985
Cypress Semiconductor Corporation	Common and Preferred Stock 1,358 shares	19,392
The Hain Celestial Group, Inc.	Common and Preferred Stock 332 shares	19,352
Cavium, Inc.	Common and Preferred Stock 313 shares	19,350
Rite Aid Corporation	Common and Preferred Stock 2,540 shares	19,101
Headwaters Inc.	Common and Preferred Stock 1,269 shares	19,022
Burlington Stores, Inc.	Common and Preferred Stock 401 shares	18,951
Buffalo Wild Wings, Inc.	Common and Preferred Stock 100 shares	18,038
Big Lots, Inc.	Common and Preferred Stock 446 shares	17,849
PVH Corporation	Common and Preferred Stock 137 shares	17,559
Yelp Inc. Class A	Common and Preferred Stock 314 shares	17,185
ZELTIQ Aesthetics, Inc.	Common and Preferred Stock 615 shares	17,165
Expedia, Inc.	Common and Preferred Stock 199 shares	16,987
Pitney Bowes Inc.	Common and Preferred Stock 697 shares	16,986
Hospira, Inc.	Common and Preferred Stock 274 shares	16,783
Ryder System, Inc.	Common and Preferred Stock 180 shares	16,713
Electronics For Imaging, Inc.	Common and Preferred Stock 388 shares	16,618

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Jack In The Box Inc.	Common and Preferred Stock 195 shares	15,592
Edwards Lifesciences Corporation	Common and Preferred Stock 122 shares	15,540
Integrated Device Technology, Inc.	Common and Preferred Stock 763 shares	14,955
Pall Corporation	Common and Preferred Stock 147 shares	14,878
Adeptus Health Inc.	Common and Preferred Stock 391 shares	14,623
Team Health Holdings, Inc.	Common and Preferred Stock 254 shares	14,613
Blackhawk Network Holdings, Inc.	Common and Preferred Stock 371 shares	14,395
NT Collective Short Term Investment Fund*	Collective Trust Fund 14,207 units	14,207
Radware Limited	Common and Preferred Stock 645 shares	14,203
Apogee Enterprises, Inc.	Common and Preferred Stock 332 shares	14,067
Tractor Supply Company	Common and Preferred Stock 176 shares	13,872
MWI Veterinary Supply, Inc.	Common and Preferred Stock 80 shares	13,593
Wageworks, Inc.	Common and Preferred Stock 204 shares	13,172
Electronic Arts Company	Common and Preferred Stock 276 shares	12,976
Stamps.com Inc.	Common and Preferred Stock 264 shares	12,669
East West Bancorp, Inc.	Common and Preferred Stock 315 shares	12,194
Dealertrack Technologies, Inc.	Common and Preferred Stock 264 shares	11,698
Boston Beer Inc. Class A	Common and Preferred Stock 40 shares	11,582
Idexx Laboratories, Inc.	Common and Preferred Stock 78 shares	11,565
Isis Pharmaceuticals, Inc.	Common and Preferred Stock 176 shares	10,866
Freshpet, Inc.	Common and Preferred Stock 623 shares	10,628
Therapeutics, Inc.	Common and Preferred Stock 205 shares	10,613
Diamond Foods, Inc.	Common and Preferred Stock 371 shares	10,473
Universal Health Services, Inc.	Common and Preferred Stock 88 shares	9,791
Williams-Sonoma, Inc.	Common and Preferred Stock 126 shares	9,536
Exact Sciences Corporation	Common and Preferred Stock 340 shares	9,330
AAC Holdings, Inc.	Common and Preferred Stock 296 shares	9,152
Pacira Pharmaceuticals, Inc.	Common and Preferred Stock 100 shares	8,866
JetBlue Airways Corporation	Common and Preferred Stock 547 shares	8,675
Incyte Corporation	Common and Preferred Stock 117 shares	8,554
Puma Biotechnology, Inc.	Common and Preferred Stock 45 shares	8,517
Tenet Healthcare Corporation	Common and Preferred Stock 166 shares	8,411
Jazz Pharmaceuticals plc	Common and Preferred Stock 50 shares	8,187
Acorda Therapeutics, Inc.	Common and Preferred Stock 191 shares	7,806
The Habit Restaurants, Inc.	Common and Preferred Stock 195 shares	6,308
Pandora Media, Inc.	Common and Preferred Stock 292 shares	5,206
Total Small-Mid Cap Growth Asset Class			3,607,242

Total Small-Mid Cap Index Asset Class:
NT Collective Extended Equity Market Index Fund - Non Lending*	Collective Trust Fund 100,079 units	14,466,451
Total Small-Mid Cap Index Asset Class			14,466,451

Small-Mid Cap Value Asset Class:
NT Collective Russell 2000 Value Index Fund - Non Lending*	Collective Trust Fund 10,636 units	2,507,842
NT Collective Short Term Investment Fund*	Collective Trust Fund 1,008,556 units	1,008,556
Microsemi Corporation	Common and Preferred Stock 13,930 shares	395,322
Popular, Inc.	Common and Preferred Stock 11,410 shares	388,511
Coherent, Inc.	Common and Preferred Stock 6,210 shares	377,071
Teradyne, Inc.	Common and Preferred Stock 18,385 shares	363,839
Orkla A/S	Common and Preferred Stock 52,865 shares	354,196
PH Glatfelter Company	Common and Preferred Stock 12,485 shares	319,241
Elizabeth Arden, Inc.	Common and Preferred Stock 14,715 shares	314,754
Arris Group, Inc.	Common and Preferred Stock 10,100 shares	304,919
Willis Group Holdings	Common and Preferred Stock 6,600 shares	295,746
Axis Capital Holdings Limited	Common and Preferred Stock 5,760 shares	294,278
Bio-Rad Laboratories, Inc. Class A	Common and Preferred Stock 2,380 shares	286,933
Citizens Financial Group, Inc.	Common and Preferred Stock 11,500 shares	285,890

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Pacwest Bancorp Company	Common and Preferred Stock 6,265 shares	284,807
Forestar Group Inc.	Common and Preferred Stock 18,485 shares	284,669
Reinsurance Group of America, Inc.	Common and Preferred Stock 3,185 shares	279,070
Great Plains Energy Inc.	Common and Preferred Stock 9,800 shares	278,418
Public Service Enterprise Group Inc.	Common and Preferred Stock 6,600 shares	273,306
SunTrust Banks, Inc.	Common and Preferred Stock 6,500 shares	272,350
Mitel Networks Corporation	Common and Preferred Stock 25,430 shares	271,847
Treehouse Foods, Inc.	Common and Preferred Stock 3,150 shares	269,420
Brandywine Realty Trust	Common and Preferred Stock 16,765 shares	267,905
White Mountains Insurance Group, Ltd.	Common and Preferred Stock 425 shares	267,797
Lattice Semiconductor Company	Common and Preferred Stock 37,870 shares	260,924
Goodyear Tire & Rubber Company	Common and Preferred Stock 9,100 shares	259,987
Bruker Corporation	Common and Preferred Stock 13,095 shares	256,924
Great Lakes Dredge & Dock Corporation	Common and Preferred Stock 29,440 shares	252,006
Con-Way Inc.	Common and Preferred Stock 5,100 shares	250,818
Kohl's Corporation	Common and Preferred Stock 4,100 shares	250,264
Avnet, Inc.	Common and Preferred Stock 5,700 shares	245,214
Western Alliance Bancorporation	Common and Preferred Stock 8,635 shares	240,053
Regions Financial Corporation	Common and Preferred Stock 22,500 shares	237,600
Cobalt International Energy, Inc.	Common and Preferred Stock 25,200 shares	224,028
The Geo Group, Inc.	Common and Preferred Stock 5,410 shares	218,348
Kosmos Energy Limited	Common and Preferred Stock 25,900 shares	217,301
Tri Pointe Homes, Inc.	Common and Preferred Stock 13,435 shares	204,884
The Laclede Group, Inc.	Common and Preferred Stock 3,740 shares	198,968
Scorpio Tankers Inc.	Common and Preferred Stock 22,650 shares	196,829
Unum Group	Common and Preferred Stock 5,600 shares	195,328
Albany International Corporation Class A	Common and Preferred Stock 5,055 shares	192,039
PHH Corporation	Common and Preferred Stock 7,800 shares	186,888
Avery Dennison Corporation	Common and Preferred Stock 3,565 shares	184,952
Staples, Inc.	Common and Preferred Stock 10,200 shares	184,824
Accuray Inc.	Common and Preferred Stock 24,320 shares	183,616
Marten Transport Limited	Common and Preferred Stock 8,320 shares	181,875
Ramco-Gershenson Properties Trust	Common and Preferred Stock 9,540 shares	178,780
Louisiana-Pacific Corporation	Common and Preferred Stock 10,710 shares	177,358
Clearwater Paper Corporation	Common and Preferred Stock 2,525 shares	173,089
Inter Parfums, Inc.	Common and Preferred Stock 6,235 shares	171,151
Barrett Bill Corporation	Common and Preferred Stock 14,910 shares	169,825
MDC Partners Inc. Class A	Common and Preferred Stock 7,390 shares	167,901
Bunge Limited	Common and Preferred Stock 1,800 shares	163,638
Pinnacle West Capital Corporation	Common and Preferred Stock 2,390 shares	163,261
ON Semiconductor Corporation	Common and Preferred Stock 16,100 shares	163,093
Rambus Inc.	Common and Preferred Stock 14,360 shares	159,252
Orbital Sciences Corporation	Common and Preferred Stock 5,865 shares	157,710
CDW Corporation	Common and Preferred Stock 4,400 shares	154,748
Central Pacific Financial Corporation	Common and Preferred Stock 7,130 shares	153,295
Woodward, Inc.	Common and Preferred Stock 3,110 shares	153,105
Bed Bath & Beyond Inc.	Common and Preferred Stock 2,000 shares	152,340
Astronics Corporation	Common and Preferred Stock 2,754 shares	152,324
PrivateBancorp, Inc.	Common and Preferred Stock 4,430 shares	147,962
Ophir Energy Company	Common and Preferred Stock 33,400 shares	147,384
Materion Corporation	Common and Preferred Stock 4,015 shares	141,448
EnerSys	Common and Preferred Stock 2,285 shares	141,030
CNO Financial Group, Inc.	Common and Preferred Stock 8,130 shares	139,999
FelCor Lodging Trust Inc.	Common and Preferred Stock 12,930 shares	139,903
Maiden Holdings Limited	Common and Preferred Stock 10,810 shares	138,260
Capital Bank Financial Corporation	Common and Preferred Stock 5,140 shares	137,752
Approach Resources Inc.	Common and Preferred Stock 21,480 shares	137,257

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Meadowbrook Insurance Group, Inc.	Common and Preferred Stock 16,090 shares	136,121
Libbey, Inc.	Common and Preferred Stock 4,220 shares	132,677
Employers Holdings, Inc.	Common and Preferred Stock 5,630 shares	132,361
Deltic Timber Corporation	Common and Preferred Stock 1,910 shares	130,644
Humana Inc.	Common and Preferred Stock 900 shares	129,267
JDS Uniphase Corporation	Common and Preferred Stock 9,305 shares	127,665
Fidelity and Guaranty Life	Common and Preferred Stock 5,170 shares	125,476
Dresser-Rand Group Inc.	Common and Preferred Stock 1,500 shares	122,700
Gramercy Property Trust Inc.	Common and Preferred Stock 17,330 shares	119,577
Silicon Image, Inc.	Common and Preferred Stock 21,350 shares	117,852
Global Power Equipment Group Inc.	Common and Preferred Stock 8,520 shares	117,661
Exar Corporation	Common and Preferred Stock 11,430 shares	116,586
Kennedy-Wilson Holdings, Inc.	Common and Preferred Stock 4,450 shares	112,585
Interpublic Group Companies, Inc.	Common and Preferred Stock 5,300 shares	110,081
Matthews International Corporation Class A	Common and Preferred Stock 2,250 shares	109,508
Northfield Bancorp Inc.	Common and Preferred Stock 7,300 shares	108,040
Lear Corporation	Common and Preferred Stock 1,100 shares	107,888
WESCO International, Inc.	Common and Preferred Stock 1,390 shares	105,932
NRG Energy, Inc.	Common and Preferred Stock 3,900 shares	105,105
United Community Bank Blairsville Georgia	Common and Preferred Stock 5,520 shares	104,549
Office Depot, Inc.	Common and Preferred Stock 12,120 shares	103,930
Landec Corporation	Common and Preferred Stock 7,510 shares	103,713
Generac Holdings Inc.	Common and Preferred Stock 2,200 shares	102,872
Comstock Resources, Inc.	Common and Preferred Stock 15,000 shares	102,150
Digi International Inc.	Common and Preferred Stock 10,850 shares	100,797
Actuant Corporation	Common and Preferred Stock 3,690 shares	100,516
Rouse Properties, Inc.	Common and Preferred Stock 5,340 shares	98,897
First Horizon National Corporation	Common and Preferred Stock 7,259 shares	98,577
Cairn Energy plc	Common and Preferred Stock 17,800 shares	97,010
H & R Block, Inc.	Common and Preferred Stock 2,800 shares	94,304
Customers Bancorp, Inc.	Common and Preferred Stock 4,830 shares	93,992
Highwoods Properties, Inc.	Common and Preferred Stock 2,110 shares	93,431
Omnicom Group Inc.	Common and Preferred Stock 1,200 shares	92,964
Alleghany Corporation	Common and Preferred Stock 200 shares	92,700
CA, Inc.	Common and Preferred Stock 3,000 shares	91,350
FBR & Co. formerly FBR Capital Markets Corporation	Common and Preferred Stock 3,660 shares	89,999
Marvell Technology Group Limited	Common and Preferred Stock 6,200 shares	89,900
Symantec Corporation	Common and Preferred Stock 3,500 shares	89,793
Graftech International Limited	Common and Preferred Stock 17,680 shares	89,461
Stealthgas Inc.	Common and Preferred Stock 13,980 shares	88,214
FreightCar America, Inc.	Common and Preferred Stock 3,350 shares	88,139
Verifone Systems, Inc.	Common and Preferred Stock 2,350 shares	87,420
Teradata Corporation	Common and Preferred Stock 2,000 shares	87,360
Rent-A-Center, Inc.	Common and Preferred Stock 2,400 shares	87,168
Euronet Worldwide, Inc.	Common and Preferred Stock 1,575 shares	86,468
Citigroup Inc.	Common and Preferred Stock 1,800 shares	86,094
Ciber, Inc.	Common and Preferred Stock 23,850 shares	84,668
Old Republic International Company	Common and Preferred Stock 5,600 shares	81,928
Jazz Pharmaceuticals plc	Common and Preferred Stock 500 shares	81,865
News Corporation Class A	Common and Preferred Stock 5,200 shares	81,588
UIL Corporation	Common and Preferred Stock 1,850 shares	80,549
Cedar Realty Trust, Inc.	Common and Preferred Stock 10,890 shares	79,933
FTI Consulting, Inc.	Common and Preferred Stock 2,060 shares	79,578
Calpine Corporation	Common and Preferred Stock 3,500 shares	77,455
Embraer SA	Common and Preferred Stock 2,100 shares	77,406
KBR, Inc.	Common and Preferred Stock 4,540 shares	76,953
K12 Inc.	Common and Preferred Stock 6,310 shares	74,900

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
MYR Group Inc.	Common and Preferred Stock 2,700 shares	73,980
Catchmark Timber Trust, Inc.	Common and Preferred Stock 6,530 shares	73,920
Navistar International Corporation	Common and Preferred Stock 2,200 shares	73,656
Kofax Limited	Common and Preferred Stock 10,410 shares	73,182
Cadiz Inc.	Common and Preferred Stock 6,370 shares	71,344
Nuverra Environmental Solutions, Inc.	Common and Preferred Stock 12,680 shares	70,374
Nelnet, Inc. Class A	Common and Preferred Stock 1,500 shares	69,495
Extreme Networks, Inc.	Common and Preferred Stock 19,300 shares	68,129
State Bank Financial Corporation	Common and Preferred Stock 3,380 shares	67,532
Stanley Black & Decker, Inc.	Common and Preferred Stock 700 shares	67,256
Titan Machinery Inc.	Common and Preferred Stock 4,780 shares	66,633
McDermott International, Inc.	Common and Preferred Stock 22,790 shares	66,319
Best Buy Co., Inc.	Common and Preferred Stock 1,700 shares	66,266
WellCare Health Plans, Inc.	Common and Preferred Stock 800 shares	65,648
The Hanover Insurance Group, Inc.	Common and Preferred Stock 920 shares	65,614
FXCM Inc.	Common and Preferred Stock 3,940 shares	65,286
Chiquita Brands International, Inc.	Common and Preferred Stock 4,480 shares	64,781
Santander Consumer USA Holdings, Inc.	Common and Preferred Stock 3,300 shares	64,713
The Western Union Company	Common and Preferred Stock 3,600 shares	64,476
Piedmont Natural Gas Company, Inc.	Common and Preferred Stock 1,620 shares	63,844
Plantronics, Inc.	Common and Preferred Stock 1,180 shares	62,564
Dot Hill System Corporation	Common and Preferred Stock 14,020 shares	61,968
Winthrop Realty Trust Common Shares of Beneficial Interest	Common and Preferred Stock 3,970 shares	61,892
Ingram Micro Inc. Class A	Common and Preferred Stock 2,200 shares	60,808
Fresh Del Monte Produce Inc.	Common and Preferred Stock 1,800 shares	60,390
Vitamin Shoppe, Inc.	Common and Preferred Stock 1,240 shares	60,239
Computer Task Group Inc.	Common and Preferred Stock 6,300 shares	60,039
Zions Bancorporation	Common and Preferred Stock 2,100 shares	59,871
Tutor Perini Corporation	Common and Preferred Stock 2,400 shares	57,768
Navigator Holdings Limited	Common and Preferred Stock 2,730 shares	57,494
PRGX Global, Inc.	Common and Preferred Stock 10,040 shares	57,429
Investors Bancorp, Inc.	Common and Preferred Stock 5,060 shares	56,799
Starwood Property Trust, Inc.	Common and Preferred Stock 2,440 shares	56,706
Excel Trust, Inc.	Common and Preferred Stock 4,120 shares	55,167
Portland General Electric Company	Common and Preferred Stock 1,400 shares	52,962
Aegion Corporation	Common and Preferred Stock 2,840 shares	52,852
Kemper Corporation	Common and Preferred Stock 1,440 shares	51,998
Viewpoint Financial Group	Common and Preferred Stock 2,160 shares	51,516
Air Transport Services Group, Inc.	Common and Preferred Stock 5,970 shares	51,103
Xcerra Corporation	Common and Preferred Stock 5,560 shares	50,930
Cloud Peak Energy Inc.	Common and Preferred Stock 5,490 shares	50,398
WSFS Financial Corporation	Common and Preferred Stock 640 shares	49,210
Orion Marine Group, Inc.	Common and Preferred Stock 4,390 shares	48,510
Alere Inc. formerly Inverness Medical Innovations, Inc.	Common and Preferred Stock 1,270 shares	48,260
Diodes Inc.	Common and Preferred Stock 1,740 shares	47,972
KAR Auction Services, Inc.	Common and Preferred Stock 1,370 shares	47,471
Allison Transmission Holdings, Inc.	Common and Preferred Stock 1,400 shares	47,460
Medley Management Inc.	Common and Preferred Stock 3,220 shares	47,334
Fidelity National Financial, Inc.	Common and Preferred Stock 2,960 shares	46,590
Chesapeake Utilities Corporation	Common and Preferred Stock 920 shares	45,687
Celadon Group, Inc.	Common and Preferred Stock 1,970 shares	44,699
JetBlue Airways Corporation	Common and Preferred Stock 2,810 shares	44,567
Finisar Corporation	Common and Preferred Stock 2,290 shares	44,449
Empire District Electronic Company	Common and Preferred Stock 1,480 shares	44,015
MKS Instruments	Common and Preferred Stock 1,200 shares	43,920
CYS Investments, Inc.	Common and Preferred Stock 5,000 shares	43,600
LifePoint Hospitals, Inc.	Common and Preferred Stock 600 shares	43,146

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Owens Corning	Common and Preferred Stock 1,200 shares	42,972
American Capital Mortgage Investment Corporation	Common and Preferred Stock 2,250 shares	42,390
Rockwell Collins, Inc.	Common and Preferred Stock 500 shares	42,240
ICF International, Inc.	Common and Preferred Stock 1,030 shares	42,209
Natus Medical Inc.	Common and Preferred Stock 1,170 shares	42,167
Two Harbors Investment Corporation	Common and Preferred Stock 4,190 shares	41,984
Hatteras Financial Corporation	Common and Preferred Stock 2,250 shares	41,468
Shoe Carnival, Inc.	Common and Preferred Stock 1,570 shares	40,333
Rowan Companies PLC	Common and Preferred Stock 1,700 shares	39,644
Carpenter Technology Corporation	Common and Preferred Stock 800 shares	39,400
Aspen Insurance Holdings Limited	Common and Preferred Stock 900 shares	39,393
Aegean Marine Petroleum Network Inc.	Common and Preferred Stock 2,800 shares	39,256
NovaGold Resources Inc.	Common and Preferred Stock 13,260 shares	39,117
Tetra Tech, Inc.	Common and Preferred Stock 5,850 shares	39,078
Crocs, Inc.	Common and Preferred Stock 2,940 shares	36,721
Scorpio Bulkers Inc.	Common and Preferred Stock 18,330 shares	36,110
Trinity Biotech PLC	Common and Preferred Stock 2,030 shares	35,545
Primoris Services Corporation	Common and Preferred Stock 1,390 shares	32,304
Cross Country Healthcare, Inc.	Common and Preferred Stock 2,580 shares	32,198
THL Credit, Inc.	Common and Preferred Stock 2,690 shares	31,634
Universal Corporation	Common and Preferred Stock 700 shares	30,786
LGI Homes, Inc.	Common and Preferred Stock 1,860 shares	27,751
Rand Logistics, Inc.	Common and Preferred Stock 7,010 shares	27,690
GNC Holdings, Inc.	Common and Preferred Stock 540 shares	25,358
Ultratech, Inc.	Common and Preferred Stock 1,350 shares	25,056
Destination XL Group, Inc.	Common and Preferred Stock 4,090 shares	22,331
MRC Global Inc.	Common and Preferred Stock 1,220 shares	18,483
Resolute Energy Corporation	Common and Preferred Stock 7,820 shares	10,322
Saba Software, Inc.	Common and Preferred Stock 1,150 shares	9,384
Symmetry Surgical Inc.	Common and Preferred Stock 1,170 shares	9,114
Comverse, Inc.	Common and Preferred Stock 400 shares	7,512
North Atlantic Drilling Company	Common and Preferred Stock 3,060 shares	4,988
Bravo Brio Restaurant Group, Inc.	Common and Preferred Stock 128 shares	1,780
Total Small-Mid Cap Value Asset Class			28,925,488

Notes Receivable from Participants*	Interest rates 4.25% - 12.66%		15,840,310

Other
BIF Money Fund*	Cash and cash equivalents 168,034 shares	168,035
NT Collective Short Term Investment Fund*	Collective Trust Fund 6,768 units	6,768
			174,803
			$335,256,611

* Indicates party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Retirement and Savings Plan for Amgen Manufacturing, Limited (Name of Plan)

Date:	June 15, 2015	By:	/s/ DAVID W. MELINE
David W. Meline
Deputy Chairman and Chief Financial Officer
Amgen Manufacturing, Limited

THE RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING, LIMITED
INDEX TO EXHIBIT

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1